EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 401(k) Plan and the Employee Stock Ownership Plan (the Plan) of CVS Health Corporation and Affiliated Companies of our reports (a) dated February 10, 2015, with respect to the consolidated financial statements of CVS Health Corporation and the effectiveness of internal control over financial reporting of CVS Health Corporation incorporated by reference in its Annual Report (Form 10-K), and (b) dated June 25, 2015, with respect to the financial statements and schedule of the CVS Health Corporation and Affiliated Companies 401(k) Plan and the Employee Stock Ownership Plan included in the Plan’s Annual Report (Form 11-K), both for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
December 23, 2015